Exhibit 99.1

For Immediate Release

SAP Announces Preliminary First Quarter 2021 Results	April 13, 2021

SAP Pre-Announces Stellar Start to 2021
Fastest Growth in New Cloud Business in Five Years Reaccelerates Current Cloud Backlog, Up 19% at Constant Currencies, to €7.6 Billion

•	IFRS Cloud Revenue Up 7%; Non-IFRS Cloud Revenue Up 13% At Constant Currencies

•	IFRS Software Licenses Revenue Up 7%; Non-IFRS Software Licenses Revenue Up 11% At Constant Currencies, Fastest Growth in Five Years

•	IFRS Cloud & Software Revenue Up 1%; Non-IFRS Cloud & Software Revenue Up 6% At Constant Currencies

•	IFRS Operating Profit Down 21%; Non-IFRS Operating Profit Sharply Up 24% At Constant Currencies

•	IFRS Operating Margin Down 3.4pp; Non-IFRS Operating Margin Up 4.9pp At Constant Currencies

•	IFRS EPS Up 29%; Non-IFRS EPS Up 63%

•	Raises Full-Year Outlook

“We are seeing very strong growth across all our applications. And we are just getting started. Our new offering ‘RISE with SAP’ is rapidly becoming a massive accelerator to our customers’ business transformations with our platform at the center. Together with our unique ecosystem of more than 22,000 partners and with a strong innovation pipeline for the year, we are well on track with our strategy to deliver robust cloud growth.”

Christian Klein, CEO

“The first quarter of 2021 was unique in many ways. We had the highest order entry growth across cloud and software in five years while posting the strongest increase in Non-IFRS operating profit and margin in a decade. In the mid term SAP’s expedited shift to the cloud will accelerate topline growth and significantly increase the resiliency and predictability of our business.”

Luka Mucic, CFO

SAP Announces Preliminary First Quarter 2021 Results	1

First Quarter Business Update

Walldorf, Germany – April 13, 2021. After an initial review of its first quarter 2021 performance, SAP SE (NYSE: SAP) today announced its preliminary financial results for the first quarter ended March 31, 2021. All 2021 figures in this release are approximate due to the preliminary nature of the announcement.

SAP saw a sharp acceleration in new cloud business across its cloud portfolio, as well as a strong start for ‘RISE with SAP’ which is driving customers’ business transformation in the cloud. Software licenses had strong, double-digit growth at constant currencies. SAP had significant competitive wins in ERP, digital supply chain and across its broader cloud solution portfolio.

Despite the continued impact of global travel restrictions on Concur’s business, SAP’s cloud revenue growth was resilient in the first quarter, up 13% at constant currencies. SaaS/PaaS cloud revenue outside the Intelligent Spend business was up 24% at constant currencies. Looking forward, SAP’s strong new cloud business performance is expected to reaccelerate cloud revenue growth.

Throughout the COVID-19 crisis, SAP continues to serve its customers effectively with an embedded virtual sales and remote implementation strategy.  The company retains a disciplined approach to hiring and discretionary spend while capturing natural savings e.g. from lower travel, facility-related costs and virtual events. The prior year included a cost of approximately €36 million in relation to the cancellation of its in-person annual SAPPHIRE NOW and other customer events, as well as normal travel behavior. These factors in combination with the strong topline performance drove materially higher operating profit (non-IFRS at constant currencies) and operating margin both of which were significantly above market expectations.

First Quarter Financial Performance

Current cloud backlog was up 15% to €7.63 billion and up 19% (at constant currencies). Cloud revenue was up 7% year over year to €2.14 billion (IFRS), up 7% to €2.15 billion (non-IFRS) and up 13% (non-IFRS at constant currencies). Software licenses revenue was up 7% year over year to €0.48 billion (IFRS and non-IFRS) and up 11% (non-IFRS at constant currencies). Cloud and software revenue was up 1% to €5.43 billion (IFRS and non-IFRS) and up 6% (non-IFRS at constant currencies). Services revenue was down 18% year over year to €0.9 billion (IFRS and non-IFRS) and down 14% (non-IFRS at constant currencies). This revenue decline reflects the November 2020 divestiture of SAP Digital Interconnect, which contributed approximately €90 million of services revenue (IFRS and non-IFRS) in the first quarter of 2020. Total revenue was down 3% year over year to €6.35 billion (IFRS and non-IFRS) and up 2% (non-IFRS at constant currencies).

The share of more predictable revenue1 grew by approximately 2 percentage points year over year to approximately 78% in the first quarter.

IFRS operating profit decreased 21% to €0.96 billion and IFRS operating margin decreased by 3.4 percentage points to 15.1% due to higher share-based compensation expenses (primarily related to Qualtrics IPO awards) and restructuring expenses related to the accelerated harmonization of SAP’s cloud delivery infrastructure. Non-IFRS operating profit increased 17% to €1.74 billion, up 24% (non-IFRS at constant currencies) and operating margin increased by 4.7 percentage points to 27.4%, up 4.9 percentage points (non-IFRS at constant currencies).

Earnings per share increased 29% to €0.88 (IFRS) and increased 63% to €1.40 (non-IFRS) reflecting another strong contribution from Sapphire Ventures.

1 Share of more predictable revenue is the total of non-IFRS cloud revenue and non-IFRS software support revenue as a percentage of total revenue.

SAP Announces Preliminary First Quarter 2021 Results	2

Financial Results at a Glance

First Quarter 2021

	IFRS			Non-IFRS1)
€ billion, unless otherwise stated	Q1 2021	Q1 2020	∆ in %	Q1 2021	Q1 2020	∆ in %	∆ in % constant currency
Current Cloud Backlog2)	NA	NA	NA	7.63	6.63	15	19
Cloud revenue	2.14	2.01	7	2.15	2.01	7	13
Software licenses revenue	0.48	0.45	7	0.48	0.45	7	11
Software support revenue	2.80	2.93	–5	2.80	2.93	–5	0
Software licenses and support revenue	3.28	3.39	–3	3.28	3.39	–3	1
Cloud and software revenue	5.43	5.40	1	5.43	5.40	1	6
Total revenue	6.35	6.52	–3	6.35	6.52	–3	2
Share of more predictable revenue (in %)	78	76	2pp	78	76	2pp
Operating profit (loss)	0.96	1.21	–21	1.74	1.48	17	24
Profit (loss) after tax	1.07	0.81	32	1.72	1.01	70
Operating margin (in %)	15.1	18.6	–3.4pp	27.4	22.7	4.7pp	4.9pp
Basic earnings per share (in €)	0.88	0.68	29	1.40	0.85	63
Number of employees (FTE, March 31)	103,142	101,150	2	NA	NA	NA	NA

1) For a detailed description of SAP’s non-IFRS measures Explanation of Non-IFRS Measures online.

2) As this is an order entry metric, there is no IFRS equivalent.

All figures are preliminary and unaudited. Due to rounding, numbers may not add up precisely.

SAP Announces Preliminary First Quarter 2021 Results	3

Non-IFRS Adjustments

The total difference between non-IFRS revenue metrics and the respective IFRS revenue metrics results from adjusting the impact of business combination fair value accounting. In the first quarter, the difference between non-IFRS operating profit and IFRS operating profit includes, in addition to the revenue adjustments of €0.00 billion (Q1 2020: €0.00 billion),

•         adjustments for acquisition-related charges of €0.15 billion (Q1 2020: €0.16 billion),

•         adjustments for share-based payment expenses of €0.47 billion (Q1 2020: €0.09 billion) and

•         adjustments for restructuring expenses of €0.16 billion (Q1 2020: €0.02 billion).

For more details on the individual adjusted expense and revenue categories, our reasons for providing non-IFRS measures and the limitations of our non-IFRS measures please refer to Explanation of Non-IFRS Measures.

Business Outlook

SAP raises its full-year 2021 outlook reflecting the strong new cloud business performance which is expected to reaccelerate cloud revenue growth. The Company continues to expect a software licenses revenue decline for the full year as more customers turn to the “RISE with SAP” subscription offering for their mission-critical core processes. This outlook also continues to assume the COVID-19 crisis will begin to recede as vaccine programs roll out globally, leading to a gradually improving global demand environment in the second half of 2021.

SAP now expects:

•	€9.2 – 9.5 billion non-IFRS cloud revenue at constant currencies (2020: €8.09 billion), up 14% to 18% at constant currencies. The previous range was €9.1 – 9.5 billion at constant currencies.
•	€23.4 – 23.8 billion non-IFRS cloud and software revenue at constant currencies (2020: €23.23 billion), up 1% to 2% at constant currencies. The previous range was €23.3 – 23.8 billion at constant currencies.
•	€7.8 – 8.2 billion non-IFRS operating profit at constant currencies (2020: €8.28 billion), down 1% to 6% at constant currencies.
•	The share of more predictable revenue (defined as the total of cloud revenue and software support revenue) to reach approximately 75% (2020: 72%).

SAP Announces Preliminary First Quarter 2021 Results	4

Additional Information

This press release and all information therein is preliminary and unaudited.

First Quarter 2021 Quarterly Statement

SAP’s first quarter 2021 quarterly statement will be published on April 22, 2021 and will be available for download at www.sap.com/investor.

Webcast

SAP senior management will host a financial analyst conference call on Thursday, April 22nd at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific), The conference will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the first quarter results can be found at www.sap.com/investor.

About SAP

SAP’s strategy is to help every business run as an intelligent enterprise. As a market leader in enterprise application software, we help companies of all sizes and in all industries run at their best: 77% of the world’s transaction revenue touches an SAP® system. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables business and public customers across 25 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit http://www.sap.com.

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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP's future financial results are discussed more fully in SAP's filings with the U.S. Securities and Exchange Commission ("SEC"), including SAP's most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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SAP Announces Preliminary First Quarter 2021 Results	5